Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 18, 2011

BAYTEX ENERGY CORP. TO PRESENT AT THE CIBC WHISTLER INSTITUTIONAL INVESTOR CONFERENCE

CALGARY, ALBERTA (January 18, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the CIBC Whistler Institutional Investor Conference on Thursday, January 20, 2011 at 2:05pm PST (3:05pm MST) in Whistler, British Columbia.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 90 days following the presentation:

http://webcasts.welcome2theshow.com/cibc201101

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca